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                                                                       EXHIBIT 1

                                 BONDS.COM, INC.
                                 111 AROQUIS ST.
                             SANTA BARBARA, CA 93108



                               September 22, 2000





VIA FACSIMILE

Amwest Insurance Group, Inc.
5230 Las Virgenes Road
Calabasas, CA  91302

Attention:  John E. Savage

        Re: Proposal

Dear John:

        Bonds.com, Inc. (the "Purchaser") is pleased to be able to offer the public shareholders of Amwest Insurance Group, Inc. (the "Company") a cash price of $6.00 per share, subject to the conditions discussed below.

        Our proposal is structured to address specific objectives of the Company to the extent we understand them. Specifically, our proposal attempts to:

        - maximize value to the Company's public shareholders by providing a cash purchase price which we believe exceeds the likely trading price of the Company's stock for the foreseeable future.

        - allow the Company's management shareholders the ability to participate in the future growth prospects of the Company.

        - improve the A.M. Best rating of the Company's principal insurance company and thereby better serve such company's policyholders.

        - offer a capital structure which improves the Company's balance sheet and allows opportunities for expansion of its business through existing channels and through the Internet.


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        Our $6.00 per share price represents a 23% premium to today's closing price of $4.875. Our belief is that this cash price at closing to the Company's public shareholders significantly exceeds the valuation that such shareholders are likely to receive from the public markets for at least the next 12-24 months.

        We believe that the Company's common stock will trade relatively poorly during this time period for the following reasons:

        -       recent large operating losses

        -       recent ratings downgrades of the Company's insurance companies

        - increased competition faced by the Company both through traditional channels and through the Internet

        - the relative illiquidity and lack of float for the Company's common stock

        - a general market distaste for insurance company and small capitalization stocks.

Financing

        We intend to obtain equity financing from a nationally-recognized venture capital firm in an amount expected to exceed $20 million. We also expect to partner with an established insurance company which currently has an "A-" rating or better. Our long-term goal is to build the enterprise value of the Company by structuring a capitalization that bolsters the Company's principal insurance company rating to "A-" or better and to offer the Company the ability to expand its core business through traditional channels and the Internet.

Bonds.com

        The Purchaser was founded by Michael B. Klein for the purpose of offering bonds, surety and other similar insurance products over the Internet and through traditional channels. Mr. Klein has successfully managed and sold various technology businesses including Transoft Networks, Inc. and eGroups, Inc. Mr. Klein also controls Pacificor, Inc. ("Pacificor") which owns approximately 5.8% of the Company's outstanding common stock.

Management Shareholders

        We believe the continued involvement of management and management shareholders will be critical to ensuring the continued success of the Purchaser and the Company. We would expect management shareholders comprising at least 50% of the Company's common stock to exchange their existing shares of Company common stock for common stock of the Purchaser. The number of shares received by the management shareholders would be based on the same $6.00 per share price received by the public



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shareholders and the same valuation of the Purchaser as valued by the
Purchaser's venture capital investor.

Conditions

        Our proposal is subject to: (a) reaching an agreement with the current management shareholders of the Company with respect to their investment and equity position in the Purchaser; (b) completion of legal and accounting due diligence; (c) receipt of sufficient equity financing from a nationally-recognized venture capital investor; (d) completion of a satisfactory partnering arrangement with another insurance company which will result in the Company's principal insurance company obtaining an A.M. Best rating of "A-" or better; (e) negotiation of a satisfactory purchase and sale agreement with standard representations and warranties, and (f) all necessary state and federal regulatory clearances.

Confidentiality/Non-Disclosure

        We believe that it is in the best interest of all parties involved that this proposal remain confidential at the current time. As such, please consider our proposal withdrawn upon the public disclosure of the existence or relevant terms of this letter before any public disclosure by the Purchaser or its affiliates. Pacificor has previously filed a statement on Schedule 13G with respect to the Company. Mr. Klein may be deemed to control both Pacificor and the Purchaser. Mr. Klein or Pacificor may be required to disclose this offer within 10 days from the date hereof on an amendment to Pacificor's Schedule 13G or on a Schedule 13D.

Due Diligence/Timing

        As discussed above, we are still completing our due diligence on the Company. We expect that our legal and accounting due diligence will take approximately 4 weeks to complete. Over this time, we would propose simultaneously completing our equity investor and insurance company partnering arrangements and negotiating a definitive purchase agreement with the Company. Our goal would be to sign a definitive agreement and announce the transaction by the end of October.

        We look forward to working with you on this transaction and becoming partners with the Company and taking it to the next level of success. If you have any questions regarding this proposal, please call the undersigned directly at 775-720-2488.

                                            Very truly yours,

                                            Bonds.com, Inc.


                                            By: /s/ MICHAEL B. KLEIN
                                                -------------------------------
                                                Michael B. Klein
                                                Chief Executive Officer